UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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11021708

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing
Section
MAR 25 2011
Washington, DC
110

SEC FILE NUMBER
8 – 53722

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EA MARKETS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 BROADWAY 12TH FLOOR
(No. And Street)

NEW YORK,	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

REUBEN DANIELS (212) 520-1700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, REUBEN DANIELS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EA MARKETS SECURITIES LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
EA Markets Securities LLC (f/k/a Howland Securities LLC):

We have audited the accompanying statement of financial condition of EA Markets Securities LLC (f/k/a Howland Securities LLC) (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EA Markets Securities LLC (f/k/a Howland Securities LLC)as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 17, 2011

EA MARKETS SECURITIES LLC
(F/K/A HOWLAND SECURITIES LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 163,591
Accounts receivable	10,000
Other assets	706
TOTAL ASSETS	$ 174,297

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 11,500
Member's Equity:	162,797
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 174,297

The accompanying notes are an integral part of this financial statement.

EA MARKETS SECURITIES LLC
(F/K/A HOWLAND SECURITIES LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1. ORGANIZATION

EA Markets Securities LLC (f/k/a Howland Securities LLC) (the Company) was organized under the name Enable Capital, LLC as a limited liability company in the State of California on March 17, 2000 and terminates no later than March 17, 2030. The Company is a broker/dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates in New York and engages in advisory services and the private placement of securities. During 2010 the ownership of the Company was transferred to EA Markets LLC, who is the remaining sole owner of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition: Securities transactions and related income and expenses are recorded on a trade date basis.

Income taxes: The Company, a limited liability company, is taxed as a partnership, after the change in ownership, under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual minimum California LLC tax.

NOTE 3. REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2010, the Company's regulatory net capital was $162,091, which exceeded the required regulatory net capital by $157,091. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2010 was 0.07 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement and shared office space and general office overhead with EA Markets LLC, the sole owner of the Company. During the year ending December 31, 2010, office rent and most overhead expenses were paid for by EA Markets LLC and a portion of which was reimbursed by the Company. The Company's results of operations or financial position could differ significantly had the aforementioned agreement not been in place.

NOTE 5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 17, 2011, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.